Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following selected financial data and discussion of our operating and financial condition and prospects in conjunction with the financial statements and the notes thereto included elsewhere in this Form 6-K. Our financial statements are prepared in accordance with U.S. GAAP, and reported in U.S. dollars. We maintain our accounting books and records in U.S. dollars and our functional currency is the U.S. dollar. Certain amounts presented herein may not sum due to rounding. Unless the context requires otherwise, references in this report to “PainReform,” the “Company,” “we,” “us” and “our” refer to PainReform Ltd, an Israeli company. “NIS” means New Israeli Shekel, and “$,” “US$,” “U.S. dollars” and “USD” mean United States dollars.

Forward Looking Statements

The following discussion contains “forward-looking statements,” including statements regarding expectations, beliefs, intentions or strategies for the future. These statements may identify important factors which could cause our actual results to differ materially from those indicated by the forward-looking statements. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to:

•	our ability to continue as a going concern;
•	our history of losses and needs for additional capital to fund our operations and our ability to obtain additional capital on acceptable terms, or at all;
•	our dependence on the success of our initial product candidate, PRF-110;
•	the outcomes of preclinical studies, clinical trials and other research regarding PRF-110 and future product candidates;
•	fluctuations in inflation and interest in Israel and the United States;
•	our limited experience managing clinical trials;
•	our ability to retain key personnel and recruit additional employees;
•	our reliance on third parties for the conduct of clinical trials, product manufacturing and development;
•	the impact of competition and new technologies;
•	our ability to comply with regulatory requirements relating to the development and marketing of our product candidates;
•	our ability to establish and maintain strategic partnerships and other corporate collaborations;
•	the implementation of our business model and strategic plans for our business and product candidates;
•
the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates and our ability to operate our business without infringing the intellectual property rights of others;

•	the overall global economic environment;
•	our ability to develop an active trading market for our ordinary shares and whether the market price of our ordinary shares is volatile; and
•	statements as to the impact of the political and security situation in Israel on our business, including due to the current war between Israel and Hamas.

All forward-looking statements attributable to us or persons acting on our behalf speak only as of the date of the Form 6-K to which this discussion is attached and are expressly qualified in their entirety by the cautionary statements included herein. We undertake no obligations to update or revise forward-looking statements to reflect events or circumstances that arise after the date made or to reflect the occurrence of unanticipated events. In evaluating forward-looking statements, you should consider these risks and uncertainties.

Overview

We are a clinical stage specialty pharmaceutical company focused on the reformulation of established therapeutics. Our proprietary extended-release drug-delivery system is designed to provide an extended period of post-surgical pain relief without the need for repeated dose administration while reducing the potential need for the use of opiates.

Our strategy is to incorporate generic drugs with our proprietary extended-release drug-delivery system in order to create extended-release drug products and to take advantage of the 505(b)(2) regulatory pathway created by the Food and Drug Administration, or the FDA. The 505(b)(2) new drug application, or NDA, process, provides for FDA approval of a new drug based in part on data that was developed by others, including published literature references and data previously reviewed by the FDA in its approval of a separate application. PRF-110, our first product candidate, is based on the local anesthetic ropivacaine, targeting the post-operative pain relief market. PRF-110 is an oil-based, viscous, clear solution that is deposited directly into the surgical wound bed prior to closure to provide localized and extended post-operative analgesia.

During 2022, we were preparing for the launch of our first Phase 3 clinical trial of PRF-110, for pain treatment of patients undergoing bunionectomy. In March 2023, we initiated our first Phase 3 clinical trial of PRF-110 in the United States.

In June 2023, we initiated the second part of our first Phase 3 clinical trial of PRF-110 in patients undergoing bunionectomy surgery and we announced that our supplier of the active pharmaceutical ingredient, or API, has received a deficiency notice from the FDA related to our supplier’s Drug Master File, or DMF. The DMF is the file on record with FDA representing the manufacturing process and facility for the production of the API. As a result, the second part of our first Phase 3 trial is expected to commence once the required information has been provided by the supplier to the FDA and the deficiency notice has been resolved. None of the issues raised relate to the Company’s PRF-110 product. Following the FDA review process of the DMF and early in September 2023, the Company received a letter from the FDA, removing any objections for use of the API manufactured by the DMF holder. In October 2023, we reactivated the clinical study and enrolled the first patients in the second part of the Phase 3 trial with our contract research organization, which will include up to 400 patients in the double-blind study multiple clinical sites in the U.S., measuring pain reduction by PRF-110 over 72 hours compared with placebo and Naropin® (ropivacaine).

After the successful completion of our first Phase 3 clinical trial of patients undergoing bunionectomy, we plan to initiate a second trial for pain treatment of hernia repair operations.

Since our inception in November 2007, we have devoted substantially all our efforts to organizing and planning our business, building our management and technical team, developing our proprietary drug delivery system, PRF-110, and raising capital. Since our inception, we have not generated any revenue and have funded our business primarily through sales of our ordinary shares in public and private offerings and issuance of convertible loans.

We expect to continue to incur significant expenses and increasing losses for the next several years. Our net losses may fluctuate significantly from period to period, depending on the timing of our planned clinical trials and expenditures on our other research and development and commercial development activities. We expect our expenses will increase substantially over time as we:

•	continue the ongoing and planned preclinical and clinical development of our drug candidates;
•	build a portfolio of drug candidates through the acquisition or in-license of drugs, drug candidates or technologies;
•	initiate preclinical studies and clinical trials for any additional drug candidates that we may pursue in the future;
•	seek marketing approvals for our current and future drug candidates that successfully complete clinical trials;
•	establish a sales, marketing and distribution infrastructure to commercialize any drug candidate for which we may obtain marketing approval;
•	develop, maintain, expand and protect our intellectual property portfolio;
•	implement operational, financial and management systems; and
•	attract, hire and retain additional administrative, clinical, regulatory and scientific personnel.

Recent Developments

July 2023 Financings

             On July 14, 2023, we sold to a certain institutional investor an aggregate of 117,930 ordinary shares in a registered direct offering at a purchase price of $9.00 per share, and pre-funded warrants to purchase up to 183,300 ordinary shares at a purchase price of $8.999, resulting in gross proceeds of approximately $2.7 million. In addition, we issued to the investor unregistered warrants to purchase up to an aggregate of 301,230 ordinary shares in a concurrent private placement. The warrants are immediately exercisable and will expire five years from the issuance date at an exercise price of $9.00 per ordinary share, subject to adjustment as set forth therein. The warrants may be exercised on a cashless basis if at the time of exercise thereof, there is no effective registration statement registering the ordinary shares underlying the warrants.

             On July 18, 2023, we sold to a certain institutional investor an aggregate of 145,000 ordinary shares in a registered direct offering at a purchase price of $9.00 per share, and pre-funded warrants to purchase up to 21,666 ordinary shares at a purchase price of $8.999, resulting in gross proceeds of approximately $1.5 million. In addition, we issued to the investor unregistered warrants to purchase up to an aggregate of 166,666 ordinary shares in a concurrent private placement. The warrants are immediately exercisable and will expire five years from the issuance date at an exercise price of $9.00 per ordinary share, subject to adjustment as set forth therein. The warrants may be exercised on a cashless basis if at the time of exercise thereof, there is no effective registration statement registering the ordinary shares underlying the warrants.

Recent Developments Potentially Affecting Our Business.

In October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on the Israeli population and industrial centers located along Israel’s border with the Gaza Strip and in other areas within the State of Israel. These attacks resulted in thousands of deaths and injuries, and Hamas additionally kidnapped many Israeli civilians and soldiers. Following the attack, Israel’s security cabinet declared war against Hamas and commenced a military campaign against Hamas and other terrorist organizations in parallel to their continued rocket and terror attacks. We cannot currently predict the intensity or duration of Israel’s war against Hamas.

Financial Operations Overview

Revenue

We have not generated any revenue and do not expect to generate any revenue unless or until we obtain regulatory approval and commercialize one or more of our current or future drug candidates. In the future, we may also seek to generate revenue from a combination of research and development payments, license fees and other upfront or milestone payments.

Research and Development, Patents and License Expenses

Research and development expenses consist primarily of costs incurred for our research activities, which include, among other things:

•	employee-related expenses, including salaries, benefits and stock-based compensation expense;
•	fees paid to consultants for services directly related to our drug development and regulatory effort;
•	expenses incurred under contract manufacturing organizations, as well as contract manufacturing organizations and consultants that conduct preclinical studies and clinical trials;
•	costs associated with development activities;
•	costs associated with technology and intellectual property licenses; and
•	milestone payments and other costs under licensing agreements.

Costs incurred in connection with research and development activities are expensed as incurred. Costs for certain development activities, such as clinical trials, are recognized based on an evaluation of the progress to completion of specific tasks using data such as patient enrollment, clinical site activations or other information provided to us by our vendors.

Research and development activities are and will continue to be central to our business model. We expect our research and development expenses to increase for the foreseeable future as we advance our current and future drug candidates through preclinical studies and clinical trials. The process of conducting preclinical studies and clinical trials necessary to obtain regulatory approval is costly and time-consuming. It is difficult to determine with certainty the duration and costs of any preclinical study or clinical trial that we may conduct. The duration, costs and timing of clinical trial programs and development of our current and future drug candidates will depend on a variety of factors that include, but are not limited to, the following:

•	number of clinical trials required for approval and any requirement for extension trials;
•	per patient trial costs;
•	number of patients that participate in the clinical trials;
•	number of sites included in the clinical trials;
•	countries in which the clinical trial is conducted;
•	length of time required to enroll eligible patients;
•	potential additional safety monitoring or other studies requested by regulatory agencies; and
•	efficacy and safety profile of the drug candidate.

In addition, the probability of success for any of our current or future drug candidates will depend on numerous factors, including competition, manufacturing capability and commercial viability. We will determine which programs to pursue and how much to fund each program in response to the scientific and clinical success of each drug candidate, as well as an assessment of each drug candidate’s commercial potential.

General and Administrative Expenses

General and administrative expenses consist primarily of employee-related expenses, including salaries, benefits and share-based compensation. Other general and administrative expenses include directors’ and officers’ liability insurance premiums, costs associated with being a publicly traded company, fees associated with investor relations, professional fees for consultants, tax and legal services and facility-related costs.

We expect that general and administrative expenses will increase in the future as we expand our operating activities and incur additional costs. In addition, if our current or future drug candidates are approved for sale, we expect that we would incur expenses associated with building our commercial and distribution infrastructure.

Financial Income, Net

Financial income, net, primarily consists from interest received from deposits, bank management fees and commissions and exchange rate differences expenses.

Results of Operations

The table below provides our results of operations for the nine months ended September 30, 2023 and 2022.

	Nine Months Ended September 30,
	2023	2022
	(US$ thousands)
Statements of comprehensive loss data:
Research and development	(3,289)	(2,473)
General and administrative	(2,731)	(3,140)
Total operating loss	(6,020)	(5,613)
Financial income (expenses), net	1,567	(13)
Net loss	(4,453)	(5,626)

Research and development expenses. Research and development expenses were $3.3 million for the nine months ended September 30, 2023, compared to $2.5 million for the nine months ended September 30, 2022, an increase of $0.8 million. The increase was primarily due to an increase in payments for clinical trials costs and manufacturing costs that was offset with a decrease in consultant expenses.

General and administrative expenses. General and administrative expenses were $2.7 million for the nine months ended September 30, 2023, compared to $3.1 million for the nine months ended September 30, 2022, a decrease of 0.4 million. The decrease was mainly in insurance costs and certain professional services costs.

Financial income, net. Financial income, net was $1.6 million for the nine months ended September 30, 2023, compared to financial expenses of $13,000, net for the nine months ended September 30, 2022. The increase of financial income was primarily due to the change in valuation of warrants that were issued in July 2023 and recorded as a liability in the condensed financial statements of $1.6 million and receipt of interest from deposits.

Net loss. As a result of the foregoing, we incurred a net loss of $4.5 million for the nine months ended September 30, 2023, compared to a net loss of $5.6 million for the nine months ended September 30, 2022, a decrease of $1.1 million. The decrease was primarily due to an increase in financial income that was offset by payments for clinical trials costs and manufacturing costs.

Liquidity and Capital Resources

Substantial Doubt About Ability to Continue as a Going Concern

Since our inception, we have devoted substantially all of our efforts to research and development, clinical trials, and capital raising activities. We are still in our development and clinical trial stage and have not yet generated revenues. Developing drugs, conducting clinical trials and commercializing products is expensive and we will need to raise substantial additional funds to achieve our strategic objectives.

We have incurred and expect to continue incurring losses, and negative cash flows from operations until our product, PRF-110, reaches commercial profitability. As a result of these expected losses and negative cash flows from operations, along with our current cash position and the resources required to re-initiate the second part of our Phase 3 clinical trial of PRF-110, which happened in the third quarter of 2023, we believe we only have sufficient resources to fund operations through the end of the third quarter of 2024. As a result, we will be required to raise additional capital in the future to complete our clinical trial. Therefore, there is substantial doubt about our ability to continue as a going concern.

For the nine months ended September 30, 2023, and 2022, we incurred losses of $4.5 million and $5.6 million, respectively, and had negative operating cash outflows of $5.1 million, and $3.6 million, respectively.

To date, we have funded our operations primarily through proceeds from our initial public offering and public and private offerings. As of September 30, 2023, we had an accumulated deficit of approximately $37.0 million, cash and cash equivalents (including deposits and restricted cash) of approximately $8.6 million and a positive working capital of approximately $9.7 million.

Management's plans include continued commercialization of our products and raising capital through the sale of additional equity securities, debt or capital inflows from strategic partnerships. There are no assurances, however, that we will successfully obtain the level of financing needed for our operations. If we are unsuccessful in commercializing our products or raising capital, we may need to reduce activities, curtail or cease operations.

Developing drugs, conducting clinical trials and commercializing products is expensive and we will need to raise substantial additional funds to achieve our strategic objectives. We expect to continue incurring losses, and negative cash flows from operations until our product, PRF-110, reaches commercial profitability. As a result of the initiation of our Phase III clinical trial in March 2023, along with our current cash position, we believe we will not have sufficient resources to fund operations until the end of our Phase 3 study.

These factors raise substantial doubt on the Company’s ability to continue to operate as a going concern. The financial statements have been prepared assuming that the Company will continue as a going concern and do not include any adjustments that might result from the outcome of this uncertainty.

Our estimate as to how long we expect our funds to support our operations is based on assumptions that may prove to be wrong, and we could exhaust our available capital resources sooner than we currently expect. Further, changing circumstances, some of which may be beyond our control, could cause us to consume capital significantly faster than we currently anticipate, and we may need to seek additional funds sooner than planned. Our future capital requirements will depend on many factors, including:

•	the costs, timing and outcome of regulatory review of PRF-110;
•	the scope, progress, results and costs of our current and future clinical trials of PRF-110 for our current targeted uses;
•
the extent to which we acquire or invest in businesses, products and technologies, including entering into or maintaining licensing or collaboration arrangements for PRF-110 on favorable terms, although we currently have no commitments or agreements to complete any such transactions;

•
the costs and timing of future commercialization activities, including drug sales, marketing, manufacturing and distribution, for any of our product candidates for which we receive marketing approval, to the extent that such sales, marketing, manufacturing and distribution are not the responsibility of any collaborator that we may have at such time;

•	the amount of revenue, if any, received from commercial sales of PRF-110, should it receive marketing approval;
•	the costs of preparing, filing and prosecuting patent applications, maintaining, defending and enforcing our intellectual property rights and defending intellectual property-related claims;
•
our ability to establish strategic collaborations, licensing or other arrangements and the financial terms of any such agreements, including the timing and amount of any future milestone, royalty or other payments due under any such agreement;

•	our headcount growth and associated costs as we expand our business operations and our research and development activities;
•	the costs of operating as a public company;
•	maintaining minimum shareholders’ equity requirements under the Nasdaq rules; and
•	the impact of the COVID-19 pandemic, the Russian invasion of Ukraine and war between Israel and Hamas, which may exacerbate the magnitude of the factors discussed above.

We expect our expenses to increase in connection with our planned operations. Until such time, if ever, as we can generate substantial revenues, we expect to finance our cash needs through a combination of equity offerings, debt financings, collaborations, strategic alliances and/or licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest may be diluted, and the terms of these securities could include liquidation or other preferences and anti-dilution protections that could adversely affect your rights as a shareholder. In addition, debt financing, if available, would result in fixed payment obligations and may involve agreements that include restrictive covenants that limit our ability to take specific actions, such as incurring additional debt, making capital expenditures, creating liens, redeeming shares or declaring dividends, that could adversely impact our ability to conduct our business. In addition, securing financing could require a substantial amount of time and attention from our management and may divert a disproportionate amount of their attention away from day-to-day activities, which may adversely affect our management’s ability to oversee the development of our product candidates.

If we raise additional funds through collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish valuable rights to our technology, future revenue streams or product candidates or grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds when needed, we may be required to delay, reduce and/or eliminate our product candidate development or future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

On July 14, 2023, we sold to a certain institutional investor an aggregate of 117,930 ordinary shares in a registered direct offering at a purchase price of $9.00 per share and pre-funded warrants to purchase up to 183,300 ordinary shares at a purchase price of $8.999, resulting in gross proceeds of approximately $2.7 million. In addition, we issued to the investor unregistered warrants to purchase up to an aggregate of 301,230 ordinary shares in a concurrent private placement.

On July 18, 2023, we sold to a certain institutional investor an aggregate of 145,000 ordinary shares in a registered direct offering at a purchase price of $9.00 per share and pre-funded warrants to purchase up to 21,666 ordinary shares at a purchase price of $8.999, resulting in gross proceeds of approximately $1.5 million. In addition, we issued to the investor unregistered warrants to purchase up to an aggregate of 166,666 ordinary shares in a concurrent private placement.

Cash Flows

The following table sets forth the major components of our statements of cash flows for the periods presented (U.S. dollars in thousands):

	Nine months Ended September 30, 2023	Nine months Ended September 30, 2022
Net cash used in operating activities	$(5,127)	$(3,591)
Net cash provided by (used in) investing activities	4,992	(6,034)
Net cash provided by financing activities	3,594	-
Effect of Exchange rate changes on cash, cash equivalents and restricted cash	(5)	-
Increase (decrease) in cash and cash equivalents and restricted cash	3,454	(9,625)
Cash and cash equivalents and restricted cash, at the beginning of period	4,106	16,571
Cash and cash equivalents and restricted cash, at the end of period	$7,560	$6,949

Net cash used in operating activities

For the nine months ended September 30, 2023, and 2022, net cash used in operating activities was $5.1 million and $3.6 million, respectively. The increase was mainly due to an increase of payments for clinical trials and manufacturing and change in warrant liability valuation.

Net cash used in investing activities

For the nine months ended September 30, 2023, net cash provided by investing activities was $5.0 million, compared to net cash used of $6.0 million in the nine months ended September 2022. The change was due to proceeds from investments in short term deposits in 2023.

Net cash provided by financing activities

For the nine months ended September 30, 2023, net cash provided by financing activities was $3.6 million, compared to an amount of none in the nine months ended September 2022. The increase was due to proceeds from issuance of shares and warrants in July 2023.

Research and Development, Patents and Licenses.

Costs incurred in connection with research and development activities are expensed as incurred. Costs for certain development activities, such as clinical trials, are recognized based on an evaluation of the progress to completion of specific tasks using data such as patient enrollment, clinical site activations or other information provided to us by our vendors.

Research and development activities are and will continue to be central to our business model. We expect our research and development expenses to increase for the foreseeable future as we advance our current and future drug candidates through preclinical studies and clinical trials. The process of conducting preclinical studies and clinical trials necessary to obtain regulatory approval is costly and time-consuming. It is difficult to determine with certainty the duration and costs of any preclinical study or clinical trial that we may conduct. The duration, costs and timing of clinical trial programs and development of our current and future drug candidates will depend on a variety of factors that include, but are not limited to, the following:

•	number of clinical trials required for approval and any requirement for extension trials;
•	per patient trial costs;
•	number of patients that participate in the clinical trials;
•	number of sites included in the clinical trials;
•	countries in which the clinical trial is conducted;
•	length of time required to enroll eligible patients;
•	potential additional safety monitoring or other studies requested by regulatory agencies; and
•	efficacy and safety profile of the drug candidate.

In addition, the probability of success for any of our current or future drug candidates will depend on numerous factors, including competition, manufacturing capability and commercial viability. We will determine which programs to pursue and how much to fund each program in response to the scientific and clinical success of each drug candidate, as well as an assessment of each drug candidate’s commercial potential.

Trend Information.

We are a development stage company and it is not possible for us to predict with any degree of accuracy the outcome of our research, development or commercialization efforts. As such, it is not possible for us to predict with any degree of accuracy any significant trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause financial information to not necessarily be indicative of future operating results or financial condition. However, to the extent possible, certain trends, uncertainties, demands, commitments and events are identified in the preceding subsections.

Off-Balance Sheet Arrangements.

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements, as defined in the rules and regulations of the Securities and Exchange Commission ( the “SEC”).

Critical Accounting Policies and Judgments and Estimates

Our statements are prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). Some of the accounting methods and policies used in preparing our financial statements under GAAP are based on complex and subjective assessments by our management or on estimates based on past experience and assumptions deemed realistic and reasonable based on the circumstances concerned. The actual value of our assets, liabilities and shareholders’ equity and of our accumulated deficit could differ from the value derived from these estimates if conditions change and these changes have an impact on the assumptions adopted. See Note 2 to the accompanying financial statements and the section titled “Critical Accounting Estimates” in our most recent Annual Report on Form 20-F.

Reverse Split

On June 8, 2023, we effected a reverse share split of our ordinary shares at the ratio of 1-for-10, such that each ten (10) ordinary shares, par value NIS 0.03 per share, were consolidated into one (1) ordinary share, par value NIS 0.30. July 3, 2023 was the first date when our ordinary shares began trading on the Nasdaq Stock Market LLC after implementation of the reverse split.

Risk Factors

Except as set forth below, there are no material changes to the risk factors previously disclosed in our Annual Report on Form 20-F for the year ended December 31, 2022.

Security, political and economic instability in the Middle East may harm our business.

Our executive office is located in Tel Aviv, Israel. In addition, certain of our key employees, officers and directors are residents of Israel. Accordingly, political, economic and military conditions in the Middle East may affect our business directly. Since the establishment of the State of Israel in 1948, a number of armed conflicts have occurred between Israel and its neighboring countries and terrorist organizations active in the region, including Hamas (an Islamist militia and political group in the Gaza Strip) and Hezbollah (an Islamist militia and political group in Lebanon).

In particular, in October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on the Israeli population and industrial centers located along Israel’s border with the Gaza Strip and in other areas within the State of Israel. These attacks resulted in thousands of deaths and injuries, and Hamas additionally kidnapped many Israeli civilians and soldiers. Following the attack, Israel’s security cabinet declared war against Hamas and commenced a military campaign against Hamas and these terrorist organizations in parallel continued rocket and terror attacks. We cannot currently predict the intensity or duration of Israel’s war against Hamas.

Additionally, political uprisings, social unrest and violence in various countries in the Middle East, including Israel’s neighbor Syria, have affected the political stability of those countries. This instability may lead to deterioration of the political relationships that exist between Israel and certain countries and have raised concerns regarding security in the region and the potential for armed conflict. In addition, Iran has threatened to attack Israel. Iran is also believed to have a strong influence among the Syrian government, Hamas and Hezbollah. These situations may potentially escalate in the future into more violent events which may affect Israel and us. These situations, including conflicts which involved missile strikes against civilian targets in various parts of Israel have in the past negatively affected business conditions in Israel.

Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could have a material adverse effect on our business. The political and security situation in Israel may result in parties with whom we have contracts claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions. These or other Israeli political or economic factors could harm our operations and product development. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could adversely affect our operations and could make it more difficult for us to raise capital. We could experience disruptions if acts associated with such conflicts result in any serious damage to our facilities. Furthermore, several countries, as well as certain companies and organizations, continue to restrict business with Israel and Israeli companies, which could have an adverse effect on our business and financial condition. Our business interruption insurance may not adequately compensate us for losses, if at all, that may occur as a result of an event associated with a security situation in the Middle East, and any losses or damages incurred by us could have a material adverse effect on our business.